

Mail Stop 3561

July 16, 2008

Mr. Timothy W. Crawford
Chief Executive Officer
Capital City Energy Group, Inc.
8351 North High Street, Suite 101
Columbus, Ohio 43235

> **Re: Capital City Energy Group, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed July 14, 2008**
> **File No. 333-140806**

Dear Mr. Crawford:

　　　　We have reviewed your amended filing and response letter dated July 14, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 4.01 8-K/A Filed July 14, 2008

1. Please revise the date of the report on the cover page to represent the date of the event reported, which is June 25, 2008.

2. Your disclosure in the first sentence of the second paragraph suggests that your financial statements for the fiscal year ended October 31, 2006 were reviewed, as opposed to audited, by your independent accounts. Please revise your disclosure to clarify as appropriate. See Item 304(1)(a)(ii) of Regulation S-K. Please also file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

3. We note that GBH has been engaged to report on your financial statements as of and for the year ended December 31, 2008. Please disclose if GBH has also been engaged to audit the transition period from November 1, 2007 through December 31, 2007.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant